Colm Freyne Executive Vice President & Chief Financial Officer	Sun Life Financial Inc. 150 King Street West 5th Floor Toronto, Ontario M5H 1J9
November 16, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

Re:	Sun Life Financial Inc.
Form 40-F for the Fiscal year Ended December 31, 2008
File No. 333-82824
Dear Mr. Rosenberg:
I am writing in reference to our telephone call with you on October 26, 2009, during which we discussed the portfolio monitoring process that Sun Life Financial Inc. (the “Company”) utilizes to evaluate equity securities for other-than-temporary impairments. We appreciate the opportunity to provide you with further information regarding the issues discussed during that call.
We have included, as you requested, the following information in this letter: 1) a summary of the accounting treatment of equities under Canadian generally accepted accounting principles (“Canadian GAAP”) and U.S. generally accepted accounting principles (“U.S. GAAP”); 2) a breakdown of equities that were in an unrealized loss position at December 31, 2008, by various durations; and 3) an example of the accounting treatment if certain of our equity holdings that were in an unrealized loss position at December 31, 2008 were determined to be other-than-temporarily impaired. Although we continue to believe that as of December 31, 2008 these securities were not other-than-temporarily impaired for the reasons outlined in our previous responses and on our telephone call with you, using the example referenced above, we have also provided an analysis of the materiality of treating such equities as being other-than-temporarily impaired, which concludes that such treatment would not be considered material to users of the Company’s financial statements.

Jim B. Rosenberg
November 16, 2009

The Accounting Treatment of Equities Under Canadian GAAP and U.S. GAAP
As you know, the Company is a Canadian corporation and prepares its annual and interim financial statements in accordance with Canadian GAAP. On an annual basis, the Company prepares the required reconciliation of selected Canadian GAAP financial statement information to financial statement information prepared in accordance with U.S. GAAP and also provides a summary of the differences between the two bases.
The Company uses various investment assets to support its liabilities, the majority of which are fixed income securities. Equity securities are primarily used to match “long-tail” policyholder liabilities, with some equities being held in the Company’s surplus account. In order of magnitude, equity securities represent approximately 4% of the Company’s total invested assets at cost, as at December 31, 2008.
Our equity holdings are designated differently under Canadian GAAP and under U.S. GAAP. For Canadian GAAP, equities that are used to match or support the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading equities are recorded to the “change in fair value of held-for-trading assets” line in the Company’s Consolidated Statements of Operations. Under Canadian GAAP, equities that do not support the Company’s actuarial liabilities are designated as available-for-sale. Changes in fair value of available-for-sale equities are recorded in the “Unrealized gains (losses) on available-for-sale assets” line in the “Accumulated other comprehensive income (losses), net of taxes” section of the Company’s Consolidated Statement of Equity. Other-than-temporary impairments on such equities are recorded in net income.
For U.S. GAAP purposes, the Company designates its equity holdings as available-for-sale.
A substantial portion of our equity holdings are held to support our participating insurance policy segments, or what we refer to as our “PAR segments.” These equity holdings are designated as held-for-trading for Canadian GAAP. As explained below, impairments in the equity holdings supporting the PAR segments have only a partial impact on the Company’s net income attributable to common shareholders.
For participating policies issued prior to demutualization in 2000, assets required to support policy benefits and dividends are held in Closed Blocks which were established at the time of demutualization. All amounts in the Closed Blocks accrue to the benefit of policyholders and cannot be transferred to the shareholders’ account. The remaining assets in the participating account (which include assets supporting policies issued after demutualization, including assets to support provisions for adverse deviations on Closed

Jim B. Rosenberg
November 16, 2009

Block policies, certain ancillary benefits, and participating surplus) may, with certain restrictions, be transferred to the shareholder account and therefore earnings or losses on these assets could affect net income attributable to shareholders.
The assets in the Closed Block are pooled with other assets in the participating account. Investment returns, however, are allocated to the participating account and the shareholder account based on their proportionate share of the pooled assets. Under this allocation, approximately 90% (the Closed Block’s share at year end 2008) of investment returns on participating account assets accrue to policyholders and do not affect shareholder income.
Under Canadian GAAP, policy liabilities are valued using the Canadian Asset Liability Method (“CALM”). Under CALM, the policy liabilities are set equal to the statement value of the assets that extinguish the liability under required scenarios set by the Canadian Institute of Actuaries. In our Closed Blocks, an unallocated dividend liability (“UDL”) is established equal to the difference between the value of the Closed Block assets and the value of the Closed Block liabilities. The UDL represents amounts not yet reflected in the dividend scale that must ultimately be passed through to the Closed Block policyholders.
The U.S. GAAP rules are similar in concept to the Canadian GAAP rules in the offsetting of realized investment gains and losses in the participating accounts. U.S. GAAP accounting is governed by FASB 120 (SOP 95-1) and SOP 00-3.1 Under U.S. GAAP, a Policyholder Dividend Obligation (“PDO”) liability is established when the cumulative participating policyholder profits are greater than those assumed at the date of demutualization. The PDO is similar in concept to the Canadian GAAP UDL. If the PDO liability is positive, then any realized losses attributable to the participating policyholders’ assets are offset dollar for dollar against the PDO until the PDO is zero and will not impact shareholder income. Any realized losses in excess of the PDO will impact shareholder income. In accordance with the requirements of FASB 120, these excess losses will result in reduced gross margins which will reduce the amortization of deferred acquisition costs (“DAC”) or other balance sheet items.2 These asset and liability adjustments impact shareholder income and will offset a significant part of any excess realized losses that are not already offset by the PDO.
As noted, the measurement of the assets and liabilities is different under U.S. GAAP and Canadian GAAP. Policyholder dividends are established under the Canadian GAAP

[1]	The appropriate Codification sections that relate to these outdated US GAAP references are Topic 944-805 and 944-20.

[2]	Such as the value of business acquired (“VOBA”), the terminal dividend liability, and the reinsurance asset.

Jim B. Rosenberg
November 16, 2009

framework and this creates a timing difference in the emergence of income under U.S. GAAP compared with Canadian GAAP. Although it is expected that about 90% of investment returns will ultimately be passed through to the participating policyholders under both Canadian GAAP and U.S. GAAP, at year end 2008 approximately 73% of the investment returns was passed through immediately under the U.S. GAAP framework due to these timing differences. The remaining amount will be passed through to participating policyholders in the U.S. GAAP income over time.
The following table shows how the impairment of all equities that were in an unrealized loss position for greater than 12 months as at December 31, 2008 would be allocated between the PAR segment and the shareholders account (referred to below as “non-PAR segments”), and the resulting impact that would have had on the Company’s net income for 2008. All amounts shown in this table and all other tables in this letter are in Canadian dollars.

Pro-forma Estimated U.S. GAAP Impact of OTTI From Impairing All Equity
Unrealized Losses > 12 months (Millions $)
	OTTI	PDO Offset	DAC/VOBA Offset	Pretax Impact	Tax	Net Income Impact
Par	$(260)	$147	$43	$(70)	$19	$(51)
Non-par	$(78)		$2	$(76)	$25	$(51)

Total	$(338)	$147	$45	$(146)	$44	$(102)

Jim B. Rosenberg
November 16, 2009

Analysis of the Company’s Equity Holdings That Were in an Unrealized Loss Position at December 31, 2008
As you requested, the table below shows the aging of our holdings of the available-for-sale equities that were in an unrealized loss position as at December 31, 2008.

Unrealized Equity Losses and Their Duration
(as of 12/31/08, Millions $)
Aging	Fair Value	Cost	Unrealized Loss
0-3 Months	$1,390	$1,592	($202)
3-6 Months	$95	$137	($42)
6-9 Months	$24	$46	($22)
9-12 Months	$50	$86	($36)
12+ Months	$769	$1,107	($338)

Total	$2,328	$2,968	($640)

In the 12+ months category, there was $338 million of temporary unrealized losses from equities as at December 31, 2008, of which $260 million related to our Par segment. There were 39 issuers in this category, of which the exchange traded funds referred to in our earlier letters were the largest, accounting for two-thirds of the unrealized losses in the 12+ months category.
In the 9-12 months category, there was $36 million of temporary unrealized losses from equities as at December 31, 2008, of which $25 million related to our PAR segment. There were 26 issuers, of which Inergex Renewable Energy Inc ($6 million) and Eastman Kodak ($3.6 million) were the two largest unrealized loss amounts. Both of these investments are in the PAR segment.
In the 6-9 months category, there was $22 million of temporary unrealized losses from equities at December 31, 2008, of which $3 million related to our PAR segment. There were 8 individual names with iShares MSCI UK Index Fund ($7 million) having the largest unrealized loss amount.
As we have discussed with you and in our prior letters, all of the equities referenced above were reviewed by the Company as of December 31, 2008, as part of its normal review process, and were determined not to be other-than-temporarily impaired, based on

Jim B. Rosenberg
November 16, 2009

the Company’s analysis at that point in time of its ability to hold the equities for a period of time sufficient to allow for an anticipated recovery in market value.3
Example of the Accounting Treatment for Equity Impairments under U.S. GAAP and Materiality Assessment
While we continue to believe that our accounting was appropriate, we have, as you requested, prepared an example of the accounting impact if certain of our equity holdings were determined to be other-than-temporarily impaired as of December 31, 2008, and an analysis of the materiality of that impact. For purposes of this example, we have assumed that all of the Company’s equities that were in a loss position for greater than 12 months as at December 31, 2008 were determined to be other-than-temporarily impaired (this is referred to generally below as “the impairment”). The chart below shows the resulting impact from that impairment on some of the relevant income statement and balance sheet items.

U.S. GAAP Impact From Impairing Equities in Unrealized Position > 12 Months
(as of 12/31/08, Millions $)
	Amounts
For the twelve months ended	Originally		Adjusted
December 31, 2008	Reported	Adjustment	Amounts	% Change

Consolidated statements of operations:
Net realized gains (losses)	$(951)	$(338)	$(1,289)	35.5%
Increase (decrease) in actuarial liabilities	$2,085	$(147)	$1,938	7.0%
Acquisition expense amortization	$(394)	$(45)	$(439)	11.4%
Income (loss) before income taxes and non-controlling interests	$(1,744)	$(146)	$(1,890)	8.4%
Income taxes expense (benefit)	$(1,088)	$(44)	$(1,132)	4.0%
Common shareholders’ net income (loss)	$(749)	$(102)	$(851)	13.6%

Consolidated balance sheets:
Stocks available for sale	$3,396		$3,396	0.0%
Actuarial liabilities and other policy liabilities	$57,082		$57,082	0.0%
Deferred acquisition costs (includes VOBA)	$9,384		$9,384	0.0%
Equity	$14,295		14,295	0.0%

[3]	We note that the Company did, in fact, recognize other-than-temporary equity impairment charges of $122 million in 2008. Notwithstanding the Company’s analysis at a given point in time, the Company continues to monitor its holdings for new information and circumstances which may, depending on the situation, cause the Company to change its conclusions on whether a given security can be held for a sufficient period of time to permit an anticipated recovery in market value.

Jim B. Rosenberg
November 16, 2009

As discussed on our call with you, the Company’s 2008 results included a one-time gain ($1,015 million before tax; $825 million after tax) related to the sale of the Company’s entire strategic investment in CI Investments. While this amount was reported in GAAP income for both U.S. and Canadian GAAP, management disclosed the gain on sale in the Consolidated Statement of Operations, cross-referenced to note 3 to the Consolidated Financial Statements, and discussed the impact of the sale of this investment in the MD&A. We believe a reasonable investor would remove the effect of this one-time, non operating gain in conducting their analysis of the Company’s 2008 results, and have therefore provided below amounts originally reported, adjusted to exclude the effect of the gain.

Adjusted U.S. GAAP Impact From Impairing Equities in Unrealized Position > 12 Months
(as of 12/31/08, Millions $)
	Amounts
For the twelve months	originally		Adjusted
ended December 31, 2008	reported	Adjustment	Amounts	% Change
Income (loss) before income taxes and non-controlling interests (adjusted)	$(2,759)	$(146)	$(2,905)	5.3%
Common shareholders’ net income (loss) (adjusted)	$(1,574)	$(102)	($1,676)	6.5%
Based on the example above, we have considered the materiality of the impairment under U.S. GAAP. For the reasons described below, we do not believe the impact of the impairment is material to the financial statements of the Company for 2008.
A determination of materiality depends on the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
When considered year over year, the decline in the Company’s U.S. GAAP earnings from 2007 to 2008 was $2.4 billion. Had the Company concluded that all of the equity securities that were in an unrealized loss position for greater than 12 months at December

Jim B. Rosenberg
November 16, 2009

31, 2008 were other-than-temporarily impaired, the total decline in U.S. GAAP after-tax earnings year over year would have been $2.5 billion, which we do not consider to be materially different from the $2.4 billion. The impairment would have no impact on any of the line item disclosures in the Company’s Consolidated balance sheet, but its impact in certain line items in the Company’s Consolidated statements of operations is not clearly immaterial on a quantitative basis. However, SAB 99 requires that the assessment of materiality take into account both quantitative and qualitative factors, including the impact of the potential adjustment in the overall context of the Company’s financial statements whether it would have impacted the decisions made by the users of those financial statements.
SAB 99 includes several examples of qualitative factors that affect the assessment of materiality. As the table below demonstrates, an analysis of the factors shown as examples in SAB 99 indicates that the impairment would not be considered material on an overall qualitative basis.

SAB 99 Materiality Considerations	Company Assessment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.[4]	The impairment does not arise from an item capable of precise measurement. The impairment arises from the exercise of judgment surrounding the evaluation of when a security has become other-than-temporarily impaired. The balance sheet fair value of the equity securities remains unchanged as does total shareholders equity. In exercising its judgment, the Company did not determine the equities to be other-than-temporarily impaired. The unrealized losses of more than 12 months were clearly disclosed in the notes to the financial statements. As such, users of the financial statements had this information available to them and they could form their own views about the potential impact of these balances on the financial statements.

[4]	As stated in Concepts Statement No. 2, 130, “[a]nother factor in materiality judgments is the degree of precision that is attainable in estimating the judgment item. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases. For example, accounts payable usually can be estimated more accurately than can contingent liabilities arising from litigation or threats of it, and a deviation considered to be material in the first case may be quite trivial in the second.”

Jim B. Rosenberg
November 16, 2009

SAB 99 Materiality Considerations	Company Assessment
Whether the misstatement masks a change in earnings or other trends.	The impairment would not change a trend in earnings either based on Canadian GAAP or U.S. GAAP. The Company’s U.S. GAAP basis earnings for 2008 were a loss and this impairment would increase it. U.S. GAAP earnings were significantly less than Canadian GAAP earnings and the impairment would not change that relationship. The differential between Canadian GAAP earnings and U.S. GAAP earnings was greater in 2008 than it was in 2007 and 2006 and the impairment would not change that relationship either.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The impairment would not hide a failure to meet expectations. Because the Company issues its periodic financial reports on a Canadian GAAP basis, and only issues U.S. GAAP results once a year, analysts and investors follow and have expectations of the Company’s Canadian GAAP earnings as the primary basis for reporting and evaluating results. All presentations prepared by the Company for investors, analysts, regulators and other stakeholders are prepared based on Canadian GAAP, the Company’s principal accounting basis. Analyst reports are also prepared based on Canadian GAAP.

Whether the misstatement changes a loss into income or vice versa.	As previously noted, the impairment would not change income to a loss.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The Company’s financial statements do not disclose U.S. GAAP information on a segment basis. Segment information is only provided on a Canadian GAAP basis.
Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The impairment would not affect the Company’s compliance with regulatory requirements, and has no impact on regulatory capital, a key measure for a regulated life insurance enterprise such as the Company.

Jim B. Rosenberg
November 16, 2009

SAB 99 Materiality Considerations	Company Assessment
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The impairment would not affect the Company’s compliance with loan covenants or other contractual requirements.
Whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	Management’s compensation is not based upon any U.S. GAAP measures and therefore the impairment would have no effect on management’s compensation.
Whether the misstatement involves concealment of an unlawful transaction.	The impairment would not conceal an unlawful transaction.

Would the impact of the impairment have been viewed by a reasonable investor as having “significantly” altered the “total mix” of information made available? Based on the totality of information available to investors, and taking into account both the quantitative and qualitative factors discussed above, the Company’s judgment is that the impairment would not have significantly altered the total mix of information available to investors. The Company issues its regular, periodic financial reporting on a Canadian GAAP basis. Each quarter, the Company issues a press release summarizing its financial results, and the press release focuses on the Company’s results under Canadian GAAP. The U.S. GAAP summary financial statements are an important component of the Company’s financial reporting, but are provided only annually within the notes of the Company’s Canadian GAAP year-end financial statements. The Company’s experience is that those investors and analysts who want to follow the Company’s performance throughout the course of a year necessarily need to focus primarily on the Canadian GAAP results.
Because of the public focus on the Company’s regular reporting of Canadian GAAP results, we believe that investors will also evaluate the differences between the Canadian GAAP and U.S. GAAP results as disclosed in the notes to the overall financial statements, and the relative relationship of Canadian GAAP results to U.S. GAAP results. There are fundamental differences in the results between the two bases, and the financial impact of the differences is significant for 2008. In this context, the impact on the Company’s income statement that would result from the impairment would increase the

Jim B. Rosenberg
November 16, 2009

amount of the difference, but not to a degree that we believe would significantly alter the total mix of information available. As a result, the Company believes that the impairment would not be material to the Company’s investors and other stakeholders and the Company believes it would not impact a decision being made by a user of the total financial statements of the Company.
The Company’s Impairment Process
As we have discussed with you, the Company has sought to consider all relevant factors in the determination of whether its equity securities are other-than-temporarily impaired. While some factors are readily ascertainable, such as the length of time and extent to which the market value has been less than cost, other factors, such as the timing for anticipated recovery of market value, necessarily require judgment on management’s part. Our assessment of individual equity securities focuses on multiple factors, including company operating results and plans, historical trading patterns, and recent company events. All of that information is taken into account in performing a valuation analysis of the equity, which helps us assess whether we can conclude that the equity will return to a level at or above our cost.
Our view on “time to recovery” for equities is influenced by the fact that they support our “long-tail” policyholder liabilities and our surplus account. We considered the assessment of the particular circumstances of the individual equities, and our time horizon for holding the equities as being the appropriate factors for making impairment decisions, but recognize that the judgments we make at any one point in time must necessarily be re-evaluated as circumstances change.
We believe that the judgments we made in analyzing our equity holdings as of December 31, 2008 were appropriate under the circumstances and given the information available to us at the time. It has been helpful to discuss our process with you, and we take particular note of your comment that evidence to support a projected time frame for recovery is an essential element in being able to determine whether a particular equity security should be considered other-than-temporarily impaired. Such evidence needs to be considered in conjunction with information about duration (the number of consecutive months the security has traded below its cost) and the extent of the unrealized loss (the percentage of loss relative to cost). We use internal filters to help us isolate securities in an unrealized loss position. We are enhancing our process to “presume” an equity is other-than-temporarily impaired if the duration of an unrealized loss is greater than 12 months, unless circumstances dictate that we should conclude otherwise. We recognize that such filters are not a substitution for management’s responsibility to review holdings on a case-by-case basis. We will continue to evaluate all securities that are in an unrealized loss position on an individual basis, taking into account qualitative and quantitative

Jim B. Rosenberg
November 16, 2009

information about the issuer and the specific equity, as well as our intent and ability to hold the security given its near-term prospects.
*****
We hope that this information is responsive to the staff’s inquiry. We would be pleased to provide additional information and are also available to discuss our response with the staff in more detail.
In connection with this response, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions, or would like any additional information, please contact my office at (416) 979-4016.
Sincerely,
/s/ “Colm Freyne”
Colm Freyne
Executive Vice President
& Chief Financial Officer
cc:   Bruce Jack, Deloitte & Touche